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                                                              September 25, 1997

Dear Stockholder:

    Pioneer Hi-Bred International, Inc. is offering to purchase up to 16,444,586 shares of its common stock (including associated Preferred Stock Purchase Rights) at a price not greater than $104 nor less than $88 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company without incurring brokerage commissions.

    The Offer is being made pursuant to an Investment Agreement entered into between the Company and E. I. du Pont de Nemours and Company ("DuPont"). Concurrently with the consummation of the Investment Agreement, the Company entered into a Research Alliance Agreement and a Joint Venture Formation Agreement with DuPont. Pursuant to the terms of the Agreements, Pioneer and DuPont agreed to three integrated transactions involving a research alliance and collaboration between the two companies, the formation of a joint venture to exploit business opportunities in quality grain traits and an equity investment by DuPont.

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials.
I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on October 23, 1997, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to D.F. King & Co., Inc., the Information Agent, at (800) 290-6429.

                                          Sincerely,

                                                        [LOGO]

                                          Charles S. Johnson,
                                          PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER